UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 5, 2026

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In the Matter of

Versamet Royalties Corporation
Suite 3200, 733 Seymour Street
Vancouver
British Columbia V6B 0S6
Canada

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-43171

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Versamet Royalties Corporation has filed with the Commission and the The Nasdaq Stock Market an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Versamet Royalties Corporation requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the The Nasdaq Stock Market shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Ethan Horowitz
Acting Office Chief